SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 18, 2020

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, September 18, 2020 regarding “Ericsson accelerates 5G for Enterprise with acquisition of Cradlepoint”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: September 18, 2020

PRESS RELEASE September 18, 2020

Ericsson accelerates 5G for Enterprise with acquisition of Cradlepoint

•	Ericsson acquires the market-leader for Wireless Edge WAN solutions for an enterprise value of USD 1.1 b.

•	Acquisition complements Ericsson’s enterprise offerings and creates valuable new revenue streams for customers

•	Transaction expected to close during Q4 2020, subject to merger clearance and other closing conditions

Ericsson (NASDAQ: ERIC) has agreed to acquire Cradlepoint, the US-based market leader in Wireless Edge WAN 4G and 5G Enterprise solutions. The investment is key to Ericsson’s ongoing strategy of capturing market share in the rapidly expanding 5G Enterprise space. Cradlepoint complements Ericsson’s existing 5G Enterprise portfolio which includes Dedicated Networks and a global IoT platform.

The combined offering will create valuable new revenue streams for customers by supporting full 5G-enabled services for enterprise, and boost returns on investments in the network.

Cradlepoint will become a fully owned subsidiary of Ericsson while continuing to operate under its existing brand. Cradlepoint employees will remain within the company, headquartered in Boise, Idaho. It will be part of Ericsson’s Business Area Technologies & New Businesses.

The acquisition price amounts to an enterprise value of USD 1.1 b. with the transaction expected to close before the end of Q4 2020, subject to closing conditions. The purchase price, which is funded from Ericsson’s cash-in-hand, is paid in full on closing. Cradlepoint’s sales for 2019 were SEK 1.2 b. with a gross margin of 61%. Ericsson’s operating margins are expected to be negatively impacted by approximately 1% in 2021 and 2022—where half is related to amortization of intangible assets which arise from the acquisition. Cradlepoint is expected to contribute to operating cash-flow starting in 2022. Ericsson’s 2022 group financial targets remain unchanged.

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PRESS RELEASE September 18, 2020

Wireless wide area network (wireless WAN) Edge solutions connect through 4G and 5G to deliver fast, secure, and flexible connectivity wherever and whenever it is needed for businesses, mobility and critical frontline emergency services. Cradlepoint is strongly positioned in a market with underlying growth of 25-30%.

Börje Ekholm, President and CEO Ericsson, says: “Portfolio-near acquisitions are an integral part of our earlier communicated strategy. The acquisition of Cradlepoint complements our existing offerings and is key to our strategy of helping customers grow the value of their 5G network investments. Ericsson is uniquely positioned to build on Cradlepoint’s leadership position in Wireless Edge and the wireless WAN market. Combining the scale of our market access and established relationships with the world’s biggest mobile operators we are making a strong investment to support our customers to grow in this exciting market. I would like to extend a very warm welcome to all Cradlepoint employees.”

George Mulhern, CEO and Chairman, Cradlepoint says: “We have led the way in bringing the power of cellular networks and technologies to enterprise and public sector customers – helping them connect beyond the limits of traditional wired WANs. Ericsson with its global 5G leadership is a great match for us and I am very excited to continue to scale and expand our business together.”

Founded in 2006, Cradlepoint has more than 650 employees, providing wireless WAN solutions that deliver enterprise-grade connectivity. In addition to the company headquarters in Boise, Idaho, USA, the company operates a research and development center in Silicon Valley, California, and new market offices in the United Kingdom and Australia.

Cradlepoint’s subscription model combines cloud-delivered software with hardware endpoints, support and training.

Ericsson’s long-standing collaboration with Cradlepoint dates back to the launch of 4G in the U.S. market more than a decade ago.

INVITATION TO MEDIA AND ANALYST CALL

The company will hold a conference call for journalists, financial analysts and investors. Börje Ekholm, President and CEO, Carl Mellander, Chief Financial Officer, and Åsa Tamsons, Head of Business Area Technologies & New Businesses, will make brief comments and take questions.

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PRESS RELEASE September 18, 2020

The conference call will begin September 18, at 9:00 AM CEST (8:00 AM GMT in London and 3:00 AM EST in New York).

To join the conference call, please phone one of the following numbers:

Sweden: +46 (0)8 566 42651 (Toll-free Sweden: 0200 883 685)

International/UK: +44 (0)333 300 0804 (Toll-free International/UK: 0800 358 9473)

US: +1 631 913 1422 (Toll-free US: +1 855 857 0686)

PIN code: 38166079#

A live audio webcast of the conference call will be available at www.ericsson.com/investors and www.ericsson.com/newsroom

Replay:

A replay of the conference call will be available from about one hour after the conference call has ended until September 24, 2020.

Sweden replay number: +46 (0) 8 519 993 85

International/UK replay number: +44 (0) 333 300 0819

US replay number: +1 (866) 931 1566

PIN code replay: 301331532#

An on-demand webcast will be available at www.ericsson.com/investors and www.ericsson.com/newsroom approximately one hour after the webcast ended.

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PRESS RELEASE September 18, 2020

NOTES TO EDITORS:

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MORE INFORMATION AT:

Ericsson Newsroom

FOR FURTHER INFORMATION, PLEASE CONTACT

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Additional contact

Stella Medlicott, Senior Vice President, Marketing and Corporate Relations

Phone: +46 730 95 65 39

E-mail: media.relations@ericsson.com

Investors

Stefan Jelvin, Director, Investor Relations

Phone: +46 709 86 02 27

E-mail: stefan.jelvin@ericsson.com

Media

Peter Olofsson, Head of Corporate Communications

Phone: +46 702 67 34 45

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

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PRESS RELEASE September 18, 2020

About Ericsson Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

Forward-looking statements

This release includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,”

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PRESS RELEASE September 18, 2020

“forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim report, and in “Risk Factors” in the Annual Report 2019.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above at 07:30 CEST on September 18, 2020.

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